SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	Annual report pursuant to section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2006

☐	Transition report pursuant to section 13 of 15(d) of the Securities Exchange Act of 1934

For the transition period from              to             .

Commission file number 0-25034

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

GREATER BAY BANCORP 401(k) PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

GREATER BAY BANCORP

1900 University Avenue, 6th Floor

East Palo Alto, California 94303

INTRODUCTION

Greater Bay Bancorp has established the Greater Bay Bancorp 401(k) Plan. The Greater Bay Bancorp 401(k) Plan is a profit sharing plan with a cash or deferred arrangement intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended. The Greater Bay Bancorp 401(k) Plan was registered on Registration Statements on Form S-8 filed with the Securities and Exchange Commission on July 8, 1997 (File No. 333-30913) and November 20, 1998 (File No. 333-67677).

REQUIRED INFORMATION

1.	Financial Statements and Supplemental Schedule.

Report of Independent Registered Public Accounting Firm

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2006 and 2005

Statement of Changes in Net Assets Available for Benefits for the year ended December 31, 2006

Notes to Financial Statements

Supplemental Schedule:

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year), as of December 31, 2006

2.	Exhibits.

23.1 Consent of Independent Registered Public Accounting Firm

i

Greater Bay Bancorp 401(k) Plan

Index to Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

Note:	Other supplementary schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

ii

Report of Independent Registered Public Accounting Firm

To the Participants and

Plan Administrator of the

Greater Bay Bancorp

401(k) Plan:

We have audited the financial statements of the Greater Bay Bancorp 401(k) Plan (or the “Plan”) as of December 31, 2006 and 2005, and for the year ended December 31, 2006, as listed in the accompanying index. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2006 and 2005, and the changes in net assets available for benefits for the year ended December 31, 2006, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule, listed in the accompanying index, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MOHLER, NIXON & WILLIAMS

Accountancy Corporation

Campbell, California

June 27, 2007

Greater Bay Bancorp 401(k) Plan

Statements of Net Assets Available for Benefits

	As of December 31,
	2006	2005
Assets:		(restated	)
Investments, at fair value	$71,482,348	$63,024,903
Participant loans, at stated principal balance	956,145	918,926

Assets held for investment purposes	72,438,493	63,943,829
Employer’s contribution receivable	111,707	—
Participants’ contributions receivable	202,888	—
Accrued income receivable and other assets	1,230	70,030

Net assets available for benefits at fair value	72,754,318	64,013,859
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	120,774	112,128

Net assets available for benefits	$72,875,092	$64,125,987

The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

For the year ended December 31, 2006
Additions to net assets attributed to:
Net appreciation in fair value of investments	$6,653,927
Investment income:
Interest	57,580
Dividends	199,429

Total investment income	257,009

Total appreciation and investment income	6,910,936

Contributions:
Employee	6,404,787
Employer	3,154,618
Rollover	469,489

Total contributions	10,028,894

Total additions	16,939,830

Deductions from net assets attributed to:
Distributions to participants	8,163,916
Administrative expenses	26,809

Total deductions	8,190,725

Net increase in net assets available for benefits	8,749,105
Net assets available for benefits, beginning of year	64,125,987

Net assets available for benefits, end of year	$72,875,092

The accompanying notes are an integral part of these financial statements.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2006 and 2005, and for the year ended December 31, 2006

Note 1 – The Plan and its Significant Accounting Policies

General – The following description of the Greater Bay Bancorp 401(k) Plan (or the “Plan”) provides only general information. Participants should refer to the Plan document and its related Summary Plan Description for a more complete description of the Plan’s provisions.

Greater Bay Bancorp (or the “Company”) sponsors the Plan. The Plan is a defined contribution plan that was established in 1988 to provide benefits to eligible employees (or “participants”) of the Company and its wholly owned subsidiary, Greater Bay Bank, N.A. (or the “Bank”). The Plan is currently designed to be qualified under the applicable requirements of the Internal Revenue Code, as amended (or “IRC”), and the provisions of the Employee Retirement Income Security Act of 1974, as amended (or “ERISA”).

Administration – The Company has appointed the Benefits Administration Committee to manage the operation and administration of the Plan. The Company has contracted with Merrill Lynch & Co., Inc. (or “Merrill Lynch”), and its various subsidiaries to process and maintain the records of participant data and to act as the Plan’s custodian and trustee. Prior to October 1, 2006, Wells Fargo Retirement Plan Services (or “Wells Fargo”) served as record keeper, custodian and trustee for the Plan. The Company bears most of the administrative expenses associated with the management of the Plan. Accordingly, such expenses are not recorded in the financial statements of the Plan.

Plan amendments – In conjunction with the appointment of Merrill Lynch as the Plan’s trustee and record keeper effective October 1, 2006, the Company adopted a Prototype Defined Contribution Plan and Trust Document and Adoption Agreement. The Company amended the Adoption Agreement in 2006, effective January 1, 2007, to provide that (1) a new eligible employee enters the Plan on the first day of the month on or following the date on which the employee completes 60 days of service; and (2) employer matching contributions are computed based on a participant’s deferral contribution election and eligible compensation each pay period without a “true-up” matching contribution at year end.

Estimates – The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (or “GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Basis of accounting – The financial statements of the Plan are prepared on the accrual method of accounting in accordance with GAAP.

Accounting Guidance – In December 2005, the Financial Accounting Standards Board (“FASB”) issued FASB Staff Position Nos. AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contributions Health and Welfare and Pension Plan,” (or “the

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2006 and 2005, and for the year ended December 31, 2006

FSPs”). The FSPs describe the limited circumstances in which the net assets of the Plan shall reflect the contract value of certain investments that it holds and provides a definition of a fully benefit-responsive investment contract. The FSPs also provide guidance with respect to the financial statement presentation and disclosure of fully benefit-responsive investment contracts, which are reflected in the accompanying financial statements and notes to financial statements. The FSPs were adopted by the Plan for the year ended December 31, 2006. As a result of the adoption of the FSPs, the balance of investments as of December 31, 2005 have been restated to present at fair value those investments which have historically been presented at contract value. The adoption of the FSPs had no impact on the Plan’s net assets, or the statement of changes of net assets available for benefits for the year ended December 31, 2006.

Forfeited accounts – Any participant who terminates employment before becoming 100% vested in his or her employer contributions accounts will forfeit the non-vested portion of his or her employer contributions account when the account is distributed or, if earlier, after a five-year break in service. The forfeiture will occur immediately upon termination of employment if the account is 0% vested. Forfeited amounts are used currently to reduce employer contributions. However, upon reemployment, forfeited amounts may be restored to the accounts of participants under rules set out in the Plan’s forfeitures break in service rules. Total forfeitures for the year ended December 31, 2006 and 2005, were $82,000 and $98,000, respectively. All forfeitures were used to offset employer matching contributions during the 2006 plan year.

Investments – Investments of the Plan are held by Merrill Lynch as trustee and invested based solely upon instructions received from participants.

The Plan’s investments are stated at fair value. The fair value for the registered investment company shares held in the Plan is determined by taking the quoted closing share price on the last business day of the Plan’s year, times the number of shares the Plan holds in those shares as of the last day of the Plan’s year. The fair value of the common collective trusts is a net unit value provided by those trusts based upon the quoted market closing price of the trusts’ underlying investments, times the number of units the Plan holds in those common collective trusts as of the last business day of the Plan’s year. The value of the Company’s Common Stock is based on its quoted market price on the last business day of the Plan’s year.

Purchases and sales of securities are reflected on a trade date basis. Transaction gains or losses are determined on the average cost method. Interest income is recognized on the accrual basis. The net appreciation in the fair value of the Plan’s investments consists of realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Participants may make changes to investment directions for future contributions in whole percentages and re-direct the investment of current investments at any time.

Income taxes – Effective October 1, 2006, the Company has adopted a prototype plan that has received an opinion letter from the Internal Revenue Service. The Company believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC and ERISA, and that the trust, which forms part of the Plan, is exempt from income tax. Accordingly no provision for federal income taxes or California franchise taxes have been made.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2006 and 2005, and for the year ended December 31, 2006

Reconciliation of financial statements to Form 5500 – The differences between the information reported in the financial statements and the information reported in the Form 5500 arise primarily from presenting the financial statements on the accrual basis of accounting.

Risks and uncertainties – The Plan provides for various investment options. At December 31, 2006, these options include a combination of 19 investment vehicles including various registered investment companies, common collective trusts, a stable value fund and the Company’s Common Stock. The Plan also includes an automatic portfolio asset allocation and rebalancing tool with a selection of 3 portfolio models. Funds may be invested in various combinations of stocks, bonds, income, and other investment securities. Such investments are exposed to various risks, such as interest rate, market, and credit. Due to these risks and the level of uncertainty related to changes in the value of investment securities, participants’ account balances and the amounts reported in the statements of net assets available for benefits and the statement of changes in net assets available for benefits may fluctuate materially in the future.

Note 2 – Related Party Transactions

Merrill Lynch and its predecessor, Wells Fargo, managed certain Plan investments. Any purchases and sales of these investments were performed in the open market at fair value. Such transactions, while considered party-in-interest transactions under ERISA regulations, were permitted under the provisions of the Plan and were specifically exempt from the prohibition of party-in-interest transactions under Sections 408(b)(8) and 408(e) of ERISA.

Note 3 – Participation and Benefits Eligibility

Eligibility – Employees of the Company and the Bank who are age 18 and over and have completed 60 days of service are eligible to participate in the Plan.

Participant contributions – Each year, participants may contribute up to 50% of eligible compensation, as that term is defined in the Plan, but no more than the dollar limit prescribed annually by the IRC. Participants age 50 and over may make additional “catch-up” contributions in an amount not to exceed the catch up contribution dollar limit prescribed annually by the IRC. The Plan provides for a 2% automatic contribution election for newly hired employees. The Plan also accepts qualified rollover contributions from participants.

Employer contributions – The Company makes a matching contribution to the accounts of eligible participants equal to 75% of deferral contributions up to 4% of eligible compensation, and 62.5% of deferral contributions above 4% of eligible compensation, up to 8% of eligible compensation. Additional employer contributions may be made at the Company’s discretion. Beginning October 1,

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2006 and 2005, and for the year ended December 31, 2006

2006, a participant’s catch-up contributions are included in the total of a participant’s deferral contributions that are eligible for Company matching contributions. The Company also may make qualified non-elective contributions, but only to the accounts of non-highly compensated participants. The Company did not make any discretionary or qualified non-elective contributions during 2006.

Participant salary deferral contributions and the Company’s matching contributions are recorded each pay period. Company discretionary contributions and “true-up” matching contributions may be made no later than the due date, including extensions, of the Company’s Federal income tax return.

Vesting – Participants are immediately 100% vested in all salary deferral contributions. Vesting in employer matching and discretionary employer contributions is based on years of service as follows:

Years of service	Percent vested
1	25%
2	50%
3	75%
4 or more	100%

Participants who were employed by entities that were acquired by the Company receive credit for years of service with the acquired entity for vesting purposes.

Participant accounts – The Plan, through Merrill Lynch, maintains individual salary deferral, rollover and employer contributions accounts for each Plan participant. The accounts of each participant are credited with his or her salary deferral contributions, rollover contributions, employer contributions and investment earnings and reduced by investment losses and administrative expenses.

Payment of benefits – Upon termination of employment, including termination at death, disability or retirement, a participant whose account balance exceeds $5,000 may elect to receive either a lump-sum distribution or installment payments over a period not to exceed the participant’s life expectancy or the joint life expectancy of the participant and his or her designated beneficiary. Participants may elect to receive any lump-sum distribution personally or to have the distribution rollover directly to another qualified retirement plan or an individual retirement account (or “IRA”).

If a participant terminates employment and his or her vested interest in the Plan does not exceed $5,000, as defined by the Plan, then a lump-sum distribution will be made to the participant as soon as administratively practicable following his or her termination of employment. The participant may elect to receive the distribution personally or to have the distribution rollover directly to another qualified retirement plan or an IRA. A participant whose balance is between $1,000 and $5,000 and who fails to make a distribution election will automatically have his or her balance rollover directly to an IRA. A participant whose balance is under $1,000 and who fails to make a distribution election will automatically receive a lump-sum distribution made payable to the participant.

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2006 and 2005, and for the year ended December 31, 2006

Loans to participants – Any participant may borrow a maximum of 50% of his or her vested account balance, but not more than $50,000 and not less than $1,000. Participant loans are stated at their current outstanding principal balance. All loans provide for semi-monthly repayment by payroll deduction, under level amortization schedules and bear a commercially reasonable rate of interest. Loans made for the purchase of the participant’s principal residence must be repaid within 10 years. Loans made for any other purpose must be repaid within 5 years. A maximum of two general purpose loans and one principal residence loan may be outstanding at any time. Outstanding loans at December 31, 2006 carry fixed interest rates ranging from 4.00% to 9.50%.

Note 4 – Investments

The following table presents the fair values of investment funds that include 5% or more of the Plan’s net assets at December 31:

		Fair value – as of December 31,
Identity of issuer	Description of investments	2006	2005
Dodge & Cox Balanced Fund	Registered Investment Company	$14,739,249	$4,299,955
Greater Bay Bancorp Common Stock	Common Stock	10,882,726	11,357,829
Merrill Lynch Equity Index Trust	Common / Collective Trust	9,401,623	—
Wells Fargo Stable Return Fund G	Common / Collective Trust	7,713,744	7,897,012
RS Partners Fund	Registered Investment Company	7,026,845	—
Thornburg International Value Fund (Class A)	Registered Investment Company	3,729,183	—
Wells Fargo S&P 500 Index N	Common / Collective Trust	—	9,509,064
Wells Fargo Asset Allocation Fund N	Common / Collective Trust	—	7,406,312
Wells Fargo S&P Midcap Index N	Common / Collective Trust	—	4,520,736
Wells Fargo Bond Index N	Common / Collective Trust	—	3,357,696

		53,493,370	48,348,604
Other funds and participant loans individually less than 5% of net assets		18,945,123	15,595,225

Assets held for investment purposes		$72,438,493	$63,943,829

During 2006, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) appreciated (depreciated) in value and earned investment income as follows:

	Net appreciation (depreciation)	Investment income
Common Stock	$537,745	$210,567
Common / Collective Trusts	1,598,751	—
Registered Investment Companies	4,517,431	—
Participant loans	—	46,442

Total	$6,653,927	$257,009

Greater Bay Bancorp 401(k) Plan

Notes to Financial Statements

As of December 31, 2006 and 2005, and for the year ended December 31, 2006

Note 5 – Party-in-Interest Transactions

A portion of the Plan’s assets is invested in the Company’s Common Stock, which represents 14.93% of the Plan’s total assets at December 31, 2006 and 17.71% of the Plan’s total assets at December 31, 2005. The Plan’s investment in the Company’s Common Stock was held in a unitized trust fund through September 30, 2006 and directly in shares of the Company’s Common Stock thereafter. Purchases and sales of the Company’s Common Stock are executed in the open market. During 2006, the Plan purchased 37,306 shares of the Company’s Common Stock for $1,022,000. During 2006, 44,636 shares of the Company’s Common Stock were sold for proceeds of $1,219,000. During 2006, the Plan had $538,000 in net realized and unrealized appreciated in value due to changes in the fair value of the Company’s Common Stock during 2006. The Plan also had $211,000 in interest and dividend income on the Company’s Common Stock, including interest earned on cash held by the unitized trust through September 30, 2006.

The Company is a party-in-interest as defined by ERISA. Plan investments in the Company’s Common Stock qualify as party-in-interest transactions permitted by the Department of Labor’s Rules and Regulations and are exempt under Sections 408(b)(8) and 408(e) of ERISA. Aggregate investment in the Company Common Stock at December 31, 2006 and 2005 was as follows:

As of	Number of shares	Fair value
December 31, 2006	413,320	$10,882,726
December 31, 2005	430,404	$11,357,829

Note 6 – Plan Termination or Modification

The Company reserves the right to terminate or modify the Plan at any time by resolution of its Board of Directors and subject to the provisions of ERISA. In the event the Plan is terminated in the future, participants would become 100% vested in their employer matching and discretionary contribution accounts.

Note 7 – Subsequent Event

On May 4, 2007, the Company announced that it had signed a definitive merger agreement with Wells Fargo & Company pursuant to which each outstanding share of the Company’s Common Stock will be exchanged for Wells Fargo & Company common stock. Consummation of the merger is subject to shareholder and regulatory approvals and other customary closing conditions.

Greater Bay Bancorp 401(k) Plan

Schedule H, Part IV, Line 4i, Schedule of Assets (Held at End of Year)

As of December 31, 2006

(a)	(b) Identity of Issuer	(c ) Description of Investment	EIN: 77-0387041 PN 001 (e) Current value
	Dodge & Cox Balanced Fund	Registered Investment Company	$14,739,247
*	Greater Bay Bancorp Common Stock	Common Stock	10,882,726
**	Merrill Lynch Equity Index Trust	Common / Collective Trust	9,401,623
**	Wells Fargo Stable Value Fund	Common / Collective Trust	7,713,744
	RS Partners Fund	Registered Investment Company	7,026,845
	Thornburg International Value Fund (Class A)	Registered Investment Company	3,729,183
	ING Intermediate Bond Fund (Class A)	Registered Investment Company	3,116,032
	American Funds - EuroPacific Growth Fund (Class R4)	Registered Investment Company	2,930,140
	Munder Mid-Cap Core Growth Fund (Class A)	Registered Investment Company	2,469,179
**	Merrill Lynch Small Cap Index Trust	Common / Collective Trust	2,143,205
	Victory Diversified Stock Fund (Class A)	Registered Investment Company	1,435,059
	American Funds - The Bond Fund of America Inc (Class R4)	Registered Investment Company	1,332,271
	American Funds - The Growth Fund of America Inc (Class R4)	Registered Investment Company	1,168,772
	Jennison Small Company Fund (Class A)	Registered Investment Company	970,514
	Hotchkis & Wiley Large Cap Value Fund (Class A)	Registered Investment Company	880,009
**	Merrill Lynch Retirement Preservation Trust	Common / Collective Trust	592,232
	ING Global Real Estate Fund (Class A)	Registered Investment Company	403,318
	Goldman Sachs Mid Cap Value Fund (Class A)	Registered Investment Company	384,487
	DWS Dreman Small Cap Value Fund (Class A)	Registered Investment Company	163,762

	Total investment portfolio		71,482,348
*	Participant loans, secured by balance of vested accounts with interest rates ranging from 4.00% to 9.50%		956,145

	Total investment portfolio and participant loans		$72,438,493

*	Party-in-interest
**	Related party

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

Greater Bay Bancorp 401(k) Plan

Date: June 27, 2007	By:	/s/ PEGGY HIRAOKA
Peggy Hiraoka
Executive Vice President
Greater Bay Bancorp
Plan Administrator

EXHIBIT INDEX

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm